

SECU. 10027553 IMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 – 49362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2009</u> AND ENDING <u>DECEMBER 31, 2009</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

SPENCER CLARKE LLC   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o ACCOUNTING and COMPLIANCE INTERNATIONAL – 40 WALL STREET – 34TH FLOOR

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA GETTENBERG   (212) 668 - 8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

SEC
Mail Processing
Section

FEB 2 5 2010

Washington, DC
121

OATH OR AFFIRMATION

I, *REID DRESCHER* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *SPENCER CLARKE LLC, as of DECEMBER 31, 2009,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

President
Title



Notary Public

JAVIER ADAM ROSADO
NOTARY PUBLIC-STATE OF NEW YORK
Reg. No. 01RO6197447
Qualified in New York County
My Commission Expires December 1, 2012

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *REID DRESCHER,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

SPENCER CLARKE LLC, as of *DECEMBER 31, 2009,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)

JAVIER ADAM ROSADO
NOTARY PUBLIC-STATE OF NEW YORK
Reg. No. 01RO6197447
Qualified in New York County
My Commission Expires December 1, 2012

SPENCER CLARKE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS
Cash and cash equivalents	$ 127,331
Due from broker	105,454
Securities - at market value (Note 4)	136,721
Securities - not readily marketable, at estimated fair value (Note 4)	300,000
Accounts receivable	46,000
Furniture, equipment and leasehold imporvements -	
net of accumulated depreciation and amortization of $71,096	52,871
Other assets	29,636
Total assets	$ 798,013

LIABILITIES AND CAPITAL
Liabilities:
Accounts payable and accrued expenses	$ 119,378
Total liabilities	$ 119,378

Commitments and Contingencies (Notes 6 and 7)

Capital	678,635
Total liabilities and capital	$ 798,013

The accompanying notes are an integral part of this statement.

Note 1- **Nature of Business**

Spencer Clarke, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is wholly owned by Spencer Clarke Holdings LLC ("Holdings"). The Company executes principal and agency transactions in listed and over-the-counter securities and earns consulting and advisory fees, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Securities transactions (and the recognition of related income and expenses) are recorded on trade date basis.

Commission income and related expense are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2-   **Summary of Significant Accounting Policies (continued)**

e)   *Property and Equipment*

Furniture and fixtures are depreciated on the straight-line methods over an estimated useful life of three to five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

f)   *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 19, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Going Concern**

The Company did not generate sufficient operating cash to cover current obligations during 2009, and has incurred significant losses since inception. On February 15, 2010 the Company negotiated a deal with its landlord forgiving $56,666 of prior rent owed (Note 6). In addition, Holdings has pledged any additional financial support to the Company to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

Note 4-   **Securities Owned**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933.

At December 31, 2009, securities carried at estimated fair values consist of the following:

	Owned	Not Readily Marketable
Equities	$136,721	$300,000
	$136,721	$300,000

Note 5-   **Profit Sharing Plan**

The Company maintains a 401(k) profit sharing plan covering all eligible employees. Under the Plan agreement, employer matching contributions are discretionary and are determined on an annual basis by the company. For the year ended December 31, 2009, the Company made a matching contribution of $337.

Note 6 -   **Commitments**

Office Space
The Company leases office space pursuant to an operating lease which was to expire on June 30, 2013.

Note 6 -   **Commitments**

Office Space
At December 31, 2009, the Company owed $80,666 of unpaid rent on such space. On February 15, 2010, the Company entered into an agreement with the owner of the space whereby the company vacated the premises and the amount owed was reduced to $24,000 payable with an initial payment of $12,000, and, at $1000 per month for 12 months.

The Company presently leases its office space pursuant to an operating lease expiring March 11, 2011, at a monthly rent of $6,500.

Note 7 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company's net capital of $226,961 was $126,961 in excess of its required net capital of $100,000. The Company's net capital ratio was 52.60%

A copy of the Firm's Statement of Financial Condition as of December 31, 2009, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

Spencer Clarke, LLC
c/o Accounting and Compliance International
40 Wall Street – 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Spencer Clarke, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spencer Clarke, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 19, 2010

SPENCER CLARKE, LLC
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2009



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Spencer Clarke, LLC
c/o Accounting and Compliance International
40 Wall Street – 34th Floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of Spencer Clarke, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of Spencer Clarke, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin, CPAs, LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 19, 2010

SPENCER CLARKE, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period April 1, 2009 through December 31, 2009



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Spencer Clarke, LLC
c/o Accounting & Compliance International
40 Wall Street – 34th floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Spencer Clarke, LLC("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
February 19, 2010

SPENCER CLARKE, LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period April 1, 2009 through December 31, 2009

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	518,203
Additions		-
Deductions		(170,047)
SIPC Net Operating Revenues	$	348,156

Determination of General Assessment:

SIPC Net Operating Revenues:	$	348,156
General Assessment @ .0025		870

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$	870
Less: Payment made with Form SIPC in January, February March or July 2009		(150)
Assessment Balance Due	$	720

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$	348,156
SIPC Net Operating Revenues as computed above		348,156
Difference	$	-

SPENCER CLARKE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009